Exhibit 99.2

Santiago, April 15, 2021.

GG. – 095/ 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market, we inform as a Material Event that Itaú Corpbanca (the “Bank”) has taken cognizance of Exempt Resolution No. 1558 issued by the CMF on March 12, 2021, by means of which it was resolved to apply a fine to the Bank in the amount of 2,764 Unidades de Fomento (US$116,201 approximately), as a consequence of the occurrence of events that, in his opinion, would constitute infractions of the provisions of article 6 ter of Law No. 18,010, in relation to articles 6th fourth paragraph and 6th bis first paragraph thereof legal body.

In this manner, the sanction refers to charges in excess of the maximum conventional interest rate in connection with credit lines, which were promptly reimbursed to clients that were impacted once this circumstance was detected, in full compliance with the rules applicable to the effect.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca